As filed with the Securities and Exchange Commission on March 3, 2000
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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2000

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
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For Immediate Release                                              March 3, 2000
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                       ANTENNA TV HAS AGREED TO ACQUIRE A
                    CONTROLLING STAKE IN MEAGA HOLDINGS S.A.

         Antenna TV announced today that it had entered into an agreement with the controlling shareholders of MEAGA SA, a holding company organized in Greece and listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA.

         In exchange for the interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, the Antenna School of Journalism, Audiotex and Daphne Communications.

         The acquisition will be completed through a capital increase by MEAGA in which the controlling shareholders will renounce their participation, and will be subject to approval by the shareholders of MEAGA of the capital increase. Concurrently with the acquisition of Antenna's interest, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA.

         As a result of this transaction, the interests transferred in the four subsidiaries will be held by a holding company with a listing on the Athens Stock Exchange. Antenna will have the right to nominate the seven members of the Board of Directors of this holding company. In addition to the voting rights attached to its interests in the holding company, following the transaction, Antenna will have the right, by voting agreement, to vote the shares of the current controlling shareholders of MEAGA (who will hold approximately 14% on a pro forma basis). Such shareholders have also granted Antenna rights of first refusal with respect to their shares and have agreed to volume limitations with respect to any market sales of their shares.

         The transaction is expected to close in April 2000. Antenna's obligations are subject to due diligence and to regulatory approvals and consents. MEAGA (Reuters: MEA.AT, Bloomberg: MEAGA GA) has a current market capitalization in excess of GRD 80 billion (approximately $ 233 million).

         Theodore Kyriakou, Managing Director and Chief Operating Officer of Antenna TV, said: "We are delighted with the agreement to acquire MEAGA SA. We view the effective local listing of our non-TV complementary media assets and the potential access to the Greek capital markets as being key to realize greater value for our subsidiaries. Of course, we are still pursuing
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actively Antenna's own listing on the Athens Stock Exchange, which, we hope, should take place during the second half of this year.

         The MEAGA transaction should allow Antenna to accelerate its strategy of pursuing complementary business opportunities and expanding into new-related media activities to maximize growth, operating performance, profitability and shareholder value."

BACKGROUND Notes

         Antenna TV is the leading television broadcast network and producer of television programming in Greece and the Greek-speaking world, and also operates one of the leading radio stations in the country. In addition, Antenna Group has a majority stake in Daphne Communications SA, a major Greek publishing company, and recently acquired an option of a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license.

         Antenna TV enjoys the highest overall audience share and ratings in Greece. Its leading innovative programming appeals to a variety of audience segments representing a broad cross-section of the Greek population, and enjoys strong brand recognition. Antenna offers a full range of programming including news, talk shows and current affairs programmes, dramas, sitcoms, sporting events, game shows and feature films.

         Antenna TV produces approximately 77% of its programming aired between 7:00 am and 1:00 am (based on hours broadcast). The company's broadcast signal reaches approximately 99% of Greece's 3.2 million television households, representing an audience base of approximately 10.3 million people.

         Since March 1999, Antenna TV's ADSs are listed on NASDAQ and the London Stock Exchange. (Reuters: NASDAQ / LSE: ANTV.O / AEVDq.L). (Bloomberg: NASDAQ /
LSE: ANTV / AEVD LI).

For further information, contact:

Theodore Kyriakou                   Dr. Nikolaos Angelopoulos
Managing Director                   Chief Financial Officer
Antenna TV S.A.                     Antenna TV S.A.
Tel.: +301 688 6305                 Tel.: +301 688 6500

Nicholas Demos                      Deborah Walter
Investor Relations Officer          Director
Antenna TV S.A.                     Gavin Anderson & Company
Tel.: +301 688 6517                 Tel.: +44 171 469 1420
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ANTENNA TV S.A.
                                          (Registrant)

                                          By: /s/ Nikolaos Angelopoulos
                                              -------------------------
                                              Name:  Nikolaos Angelopoulos
                                              Title: Chief Financial Officer

Dated: March 3, 2000